LINDSEY MORDEN GROUP INC.

[redacted]1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

02028853

April 17, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

SEC MAIL RECEIVED
APR 30 2002
WASH, D.C. 164

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release distributed at the close of business on Wednesday, April 17, 2002.

Please call me at (416) 596-8020 with any questions.

PROCESSED
MAY 14 2002
P THOMSON FINANCIAL

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

82-5143

LINDSEY MORDEN GROUP INC.

News Release: April 17, 2002
Listed: The Toronto Stock Exchange
Stock Symbol: LM

FOR IMMEDIATE RELEASE

LINDSEY MORDEN ADVISES OF PRELIMINARY 2002 FIRST QUARTER RESULTS AND APPOINTMENT OF CHIEF FINANCIAL OFFICER

Dateline – Toronto, Ontario

Lindsey Morden Group Inc. advises of the following information which it is providing for its shareholders' meeting on April 18, 2002.

Revenue for the quarter ended March 31, 2002 was $109.9 million representing an increase of $8.1 million or 8% over first quarter 2001.

Operating earnings for the quarter were $3.1 million as compared to $0.6 million for first quarter 2001.

The net loss for the quarter, after $9.9 million of other expenses, was $7.9 million compared to $2.9 million for first quarter 2001. Other expenses consisted substantially of amounts to settle two outstanding claims, including the £32.6 million (plus interest) claim by Eastgate Group Limited related to its 1998 purchase of Hambro Assistance from the Company. The Company determined that it was preferable to settle these claims at reasonable amounts rather than pursue its defences through further court proceedings.

Full financial results for the first quarter 2002 will be released after the close of business on May 10, 2002.

Lindsey Morden is also pleased to announce that David Langille will join the Company as Chief Financial Officer effective April 18, 2002. Mr. Langille has 16 years of senior executive experience with international public companies.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Peter Fritze, Corporate Secretary, at (416) 596 8020. Website: www.lindseymordengroupinc.com